Frontier Communications Corporation

401 Merritt 7

Norwalk, Connecticut 06851

(203) 614-5600

September 30, 2015

BY EDGAR – CORRESPONDENCE

Mr. Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:      Frontier Communications Corporation

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 25, 2015

File No. 001-11001

Dear Mr. Spirgel:

Please find below the response of Frontier Communications Corporation to your comment letter dated September 3, 2015, relating to Frontier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.  For the staff’s convenience, we have repeated each of the comments in your letter in italicized, boldface type, followed by our responses in regular type, and numbered each of our responses to correspond with the comment number in your letter.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Result s of Operations, page 28

1.

We note response to comment number 2.  In particular, we note your statement that for the residential and business portions of your operations, you do not calculate or use separate operating margins in order to manage the company. While you may not presently be calculating margins for the residential and business subdivisions, we note that you periodically reference internal margin analyses in your presentations to investors.  Specifically, we note your discussions of the performance of your overall business through the lens of ARPC, as divided into four strata: residential/home office, small business, medium business, and enterprise.  It appears that certain products and services, with different individual margins, are targeted towards specific strata.  We also note that you have publically commented upon the different operating margins for each of the four strata as identified by management and have discussed the different

U.S. Securities and Exchange Commission

September 30, 2015

revenue and cost mixes for each of the strata. Here are two examples from your investor conferences in 2015:

•

Stanford C Bernstein Strategic Decisions Conference, May 2015.  Mr. McCarthy, CEO, discusses margin trends and margin variance between the residential/home office, small business, medium business, and enterprise strata.  He further notes that “enterprise is more difficult to categorize  as a single type of margin” and  explains that CapEx becomes more important as some customers require dedicated systems.

•	Goldman Sachs Leveraged Finance Conference, March 2015. Mr. Giannakakos, VP and Treasurer, discusses the impact programming costs have on video margins.

As mentioned  above,  considering that you share qualitative margin information about customer strata in earnings  calls and industry presentations, please tell us why you are not required to include information of this nature in your MD&A to provide all investors with a better understanding of your operating performance.

As a preliminary matter, we would note that we do not calculate GAAP gross margin or operating margin, either at the enterprise level, or at an individual product or service level or for particular customer types or service types.

As your letter notes,  we  frequently provide quantitative (and qualitative) information on EBITDA margin, although we do this only at an enterprise level.  This is a long-standing non-GAAP measure for Frontier, the reconciliation for which is available from our Form 8-Ks prior to our quarterly earnings and investor presentations.   EBITDA margin -- at an enterprise level -- is a measure that is used both internally by our management, and by the analyst community, in evaluating our performance.  As with GAAP gross margin and operating margin, however, we do not calculate EBITDA margin at an individual product or service level or for particular customer types or service types.

Your letter points out, correctly, that some of our answers to questions at investor conferences contain the word “margin” in reference to a customer type or service type.  These answers are not  using “margin” in the technical or accounting sense, in reference to an individual EBITDA margin for that customer or service type; rather, they are intended to describe qualitatively the impact that an incremental customer or service would have on our overall enterprise EBITDA margin.

For example, in the May 2015 investor conference cited in your letter, when Mr. McCarthy, our President and Chief Executive Officer, in answer to a question, described residential customer as “high margin voice and pretty high margin data” he was referring to the impact that an incremental residential customer would have on enterprise EBITDA margin.    Since we have a single network, a staff of technicians to maintain that single network,  and a

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September 30, 2015

supporting call center and billing and other corporate functions in-place to support that single network, the cash costs of an incremental residential customer of voice services are minimal and only a bit higher for data services, and thus, when one sets aside the large fixed cost of operating and maintaining the single network, result in “high margin” for voice and “pretty high margin” for data services.    In that same vein, because video services require the incurrence of incremental content costs, the “margin” on video services is not as high.  All of these statements are true for our entire industry, and are not specific to Frontier.  As stated above, and as more fully described in our August 18th response letter, we do not calculate any sort of margins (GAAP, EBITDA or otherwise) for particular customers, products or services or types thereof, and view our business as one segment.  As a necessary result of the above, we do not manage the business on the basis of (uncalculated) margins at the individual product or service level or for particular customers, products or services or types thereof.

For the above reasons, we respectfully suggest that it would not be helpful to the investing public for us to include qualitative discussion of margins or margin trends specific to our particular product, service or customer types.  Nonetheless, we have thought carefully about the broader implication of your comments, i.e., what changes we could make in the disclosures in our filings, consistent with the rules of the Commission, that would provide additional visibility into our business to the investing public.  In doing so, we have reviewed our filings and our answers and comments at investor conferences and in our earnings calls, and have carefully considered the comments of the staff.

We  do believe that we can provide additional disclosure in the Business section and in the Management’s Discussion and Analysis section of our filings that would provide more insight into our industry and visibility into to our business operations.

In the Business section, we will add disclosure relating to a number of industry-wide factors, including; more fully describing the business customer strata discussed above and the role bundling our video, broadband and/or voice services plays in competing for residential customers. We will also include additional disclosure explaining terminology we use that is typical for our industry, in order to provide greater visibility for the non-industry-specific investor.

In the MD&A section, we will expand on our introductory overview section to provide a broader summary of the significant events that have occurred in our business in the period covered to better align our filing with the discussion provided in the corresponding earnings calls.  In the results of operations section, we will also add qualitative disclosures, where appropriate, to describe variances in our business operations resulting from changes in the industry wide factors added to the Business section, as discussed above.  In this context, we respectfully note that, although Frontier Secure, video services, and customer premise equipment revenues are distinct from other services or products in our four broad revenue categories, they constituted 1.5%, 2.8%, and 0.6% of total revenue in 2014,  supporting our conclusion they were  immaterial to break out in our Form 10-K.  We will continue to evaluate the materiality of all product and services revenues on an ongoing basis in determining whether they should be broken out in our future filings.

U.S. Securities and Exchange Commission

September 30, 2015

Notes to Consolidated  Financial Statements

Segment Information, page F-30

2.

Please revise to disclose revenues from external  customers for each product or service or  each group of similar products and services in accordance with ASC 280-10-50-40. If  you believe this information is not required, please provide us with a detailed analysis supporting your conclusion.

In our future filings, the Notes to our financial statements will include a disclosure of the categories of revenues from external customers in accordance with ASC 280-10-50-40.  These categories will include voice services, data and internet services, other customer revenues, and switched access and subsidy revenues, to be consistent with the disclosure we currently provide in our MD&A.

*   *   *   *

As requested in your comment letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure of the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comment letter and please do not hesitate to call me if you have any questions or need any additional information.

Sincerely,

/s/ John M. Jureller

John M. Jureller

Executive Vice President and

Chief Financial Officer